# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, Texas (TX), 79101
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-25-040676
Filed by CIK 0002095330

## Reporting persons
- Pencross Energy, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 28,412,241; sole dispositive power 0; shared dispositive power 28,412,241; aggregate amount beneficially owned 28,412,241 (4.5% of the class)
  Comment: Calculated based on 629,839,790 shares of Common Stock outstanding as of March 23, 2026, as reported on the Issuer's Form 10-K filed on March 30, 2026 (the "Form 10-K") with the Securities and Exchange Commission ("SEC").
- Steven Meisel: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 28,412,241; sole dispositive power 0; shared dispositive power 28,412,241; aggregate amount beneficially owned 28,412,241 (4.5% of the class)
  Comment: Calculated based on 629,839,790 shares of Common Stock outstanding as of March 23, 2026, as reported on the Form 10-K filed with the SEC.

## Item 1. Issuer
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. Taylor, Suite 301, Amarillo, TX, 79101

## Item 2. Person Filing
Name of person filing: Pencross Energy, LLC
Address of principal business office or, if none, residence:
1333 Oaklawn Ave, Suite 900
Dallas, Texas 75207
Citizenship: See response to Item 4 on cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities are directly held by Pencross Energy, LLC. As the Manager of Pencross Energy, LLC, Steven Meisel may be deemed to share voting and dispositive power of the reported securities. Nothing in this statement shall be deemed an admission of beneficial ownership of the reported securities for purposes of Section 13(d) or Section 13(g) of the Exchange Act.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of November 6, 2025, incorporated into this Schedule 13G by reference to Exhibit A of the initial 13G filed on November 6, 2025.

Exhibit B Signature Page, dated as of May 15, 2026.

## Signatures
- Pencross Energy, LLC: /s/ Steven Meisel, Steven Meisel / See Exhibit B (05/15/2026)
- Steven Meisel: /s/ Steven Meisel, Steven Meisel (05/15/2026)